Mail Stop 4561

June 29, 2007

Jitendra S. Saxena
Chief Executive Officer
Netezza Corporation
200 Crossing Boulevard
Framingham, MA 01702

Re: Netezza Corporation
Amendment No. 4 to Form S-1
Filed on June 28, 2007
File No. 333-141522

Dear Mr. Saxena:

    We have reviewed your amendment to Form S-1 and your responses and have the following comment regarding the executive compensation disclosures.

Management

Compensation Discussion and Analysis, page 76

1.   We note your response to prior comment 5 of our letter dated June 25, 2007. Please explain further how disclosing revenue and adjusted income targets for fiscal year 2007 relating to executive compensation would cause you competitive harm. In your response, please provide us with specific facts and circumstances demonstrating the competitive harm which you claim would result.

    Please address all comments to Maryse Mills-Apenteng at 202-551-3457. If you require further assistance you may contact the undersigned at 202-551-3735.

                                                Sincerely,

                                                Barbara C. Jacobs
                                                Assistant Director

cc: Via facsimile: 617-526-5000
       Patrick J. Rondeau, Esq.
       Wendell C. Taylor, Esq.
       Wilmer Cutler Pickering Hale and Dorr LLP